As filed with the Securities and Exchange Commission on July 2, 2012

File No. 812-[           ]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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In the Matter of the Application of

LIBERTY ALL-STAR® EQUITY FUND
LIBERTY ALL-STAR® GROWTH FUND, INC.

and

ALPS ADVISORS, INC.

1290 Broadway, Suite 1100
Denver, Colorado  80203
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PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
FOR AN AMENDMENT TO AN ORDER OF EXEMPTION FROM
CERTAIN PROVISIONS OF SECTION
15(a) OF THE ACT
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Please direct all communications regarding this Application to:	Copies to:
Clifford J. Alexander, Esq. Kathy K. Ingber, Esq. K&L Gates LLP 1601 K Street, N.W. Washington, D.C. 20006	Tané T. Tyler, Esq. ALPS Advisors, Inc. 1290 Broadway, Suite 1100 Denver, Colorado 80203

This document contains 32 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

LIBERTY ALL-STAR® EQUITY FUND
LIBERTY ALL-STAR® GROWTH FUND, INC.

and

ALPS ADVISORS, INC.

1290 Broadway, Suite 1100
Denver, Colorado 80203

Investment Company Act of 1940

File No. 812-[            ]

APPLICATION FOR AN AMENDMENT TO AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM CERTAIN PROVISIONS OF SECTION l5(a) OF THE ACT

I.              INTRODUCTION

On March 27, 2007, the Securities and Exchange Commission (“Commission”) issued an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) exempting Liberty All-Star® Equity Fund (the “Equity Fund”) and Liberty All-Star® Growth Fund, Inc. (the “Growth Fund”) and ALPS Advisors, Inc. (“ALPS Advisors”) from certain shareholder approval requirements of Section 15(a) of the Act (the “Prior Order”).  The Prior Order permits the Equity Fund, the Growth Fund and ALPS Advisors to enter into investment sub-advisory agreements (each, a “Portfolio Management Agreement” and collectively, “Portfolio Management Agreements”) with sub-advisers selected for the Equity Fund and the Growth Fund and approved by the applicable Board of Trustees or Directors (each, a “Portfolio Manager” and collectively, the “Portfolio Managers”) with the requisite shareholder vote delayed until the next annual shareholder meeting.  Prior to 2007, the Commission had granted separate orders to each of the Equity Fund and the Growth Fund providing substantially similar exemptions from the provisions of Section 15(a) of the Act.1
ALPS Advisors, the Equity Fund and the Growth Fund are requesting that the Commission amend the Prior Order to permit the Equity Fund, the Growth Fund, future closed-end funds and ALPS Advisors (collectively, the “Applicants”) to enter into and make material changes to Portfolio Management Agreements without the necessity of obtaining shareholder approval (each entry into or amendment of a Portfolio Management Agreement, a “Portfolio Manager Change” and collectively, the “Portfolio Manager Changes”).2  Applicants also request that the Commission amend the Prior Order to exempt the Funds from certain disclosure obligations under the following rules and forms:  (i) Item 20(1)(c)(1) of Form N-2; (ii) Items 22(c)(1)(ii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a)(b), and (c) of Regulation S-X.  As amended, the order would provide the Applicants with the same multi-manager relief that the Commission provides to open-end investment companies, though the conditions to the order would reflect the differences in how open- and closed-end investment companies operate.
Applicants request that the relief sought herein apply to the Applicants, as well as to any closed-end fund that: (a) is advised by ALPS Advisors or an entity controlling,

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1       Liberty All-Star Equity Fund, Investment Company Act Release Nos. 19436 (April 26, 1993) (notice) and 19491 (May 25, 1993) (order); Investment Company Act Release Nos. 20347 (June 8, 1994) (notice) and 20385 (July 6, 1994) (order); Investment Company Act Release Nos. 22498 (February 6, 1997) (notice) and 22543 (March 4, 1997) (order); Liberty All-Star Growth Fund, Inc., Investment Company Act Release Nos. 20772 (December 15, 1994) (notice) and 20824 (January 10, 1995) (order); and Investment Company Act Release Nos. 22499 (February 6, 1997) (notice) and 22542 (March 4, 1997) (order).
2           The requested relief set forth in this Application will not extend to any Portfolio Manager Change where the Portfolio Manager is an “affiliated person,” as such term is defined in Section 2(a)(3) of the Act, of the Funds or ALPS Advisors other than by reason of serving as Portfolio Manager to a Fund (“Affiliated Portfolio Manager”).

controlled by or under common control with ALPS Advisors or its successors3 (included in the term “ALPS Advisors”); (b) uses the manager of managers structure (“Manager of Managers Structure”) described in this Application; and (c) complies with the terms and conditions set forth herein (collectively, the “Funds”).  The only existing registered closed-end investment companies that currently intend to rely on the requested order are named as Applicants.  If the name of any Fund contains the name of a Portfolio Manager, the name ALPS Advisors will precede the name of the Portfolio Manager.
The following representations made in the application for the Prior Order remain accurate as of the date of this filing:  Each Fund is a closed-end management investment company registered under the Act.  The Equity Fund is organized as a Massachusetts business trust.  The Growth Fund is organized as a Maryland corporation.  Equity Fund and Growth Fund shares are currently listed and traded on the New York Stock Exchange (“NYSE”).  ALPS Advisors is organized as a Colorado corporation and registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”).  ALPS Advisors is a wholly owned subsidiary of ALPS Holdings, Inc. (“ALPS Holdings”).4  ALPS Advisors serves as the investment manager to each Fund pursuant to a Fund Management Agreement.  Under the terms of the Fund Management Agreements, ALPS Advisors is responsible for the general management and investment of the Funds subject to and in accordance with the investment objectives and policies of the Funds, and any directions, which the Board may issue to ALPS Advisors.  Consistent with the terms of the Fund Management Agreements, ALPS Advisors employs a multi-manager approach in managing the Funds as described in the application for the Prior Order (“Manager of Managers Structure”).  Each current Portfolio Manager is, and each
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3       For purposes of the requested order “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
4       On November 2, 2011, DST Systems, Inc. acquired the majority interest in ALPS Holdings that was previously held by Lovell Minnick Partners LLC.

new Portfolio Manager will be, an investment adviser that is registered under the Advisers Act.5  ALPS Advisors evaluates, allocates assets to, and oversees the Portfolio Managers, and makes recommendations about their hiring, termination and replacement to the Funds’ Boards of Trustees/Directors (“Board”), at all times subject to the authority of the Board (and, as required under the Prior Order, shareholder approval at the next annual shareholder meeting).  For its services to the Funds, pursuant to the terms of the Fund Management Agreements, ALPS Advisors receives an investment advisory fee based on the average daily net assets of the Funds, deducted monthly from the assets of each Fund.  The Funds utilize only unaffiliated Portfolio Managers.  None of the current Portfolio Managers have, and no new Portfolio Manager will have, any affiliation with the Equity Fund, Growth Fund or ALPS Advisors other than as Portfolio Manager.
The relief granted to Applicants by the Prior Order is subject to the following conditions:
1.           Each Fund will hold itself out to the public as employing the multi-manager investment management structure described in the application. Each Fund’s periodic reports to shareholders will prominently disclose that ALPS Advisors has ultimate responsibility (subject to oversight by the Board) to oversee the Portfolio Managers and recommend their hiring, termination, and replacement.
2.           Any new Portfolio Management Agreement with respect to a Fund will be submitted for ratification and approval to the vote of such Fund’s shareholders no later than at the regularly scheduled annual meeting of shareholders of the Fund next
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5       The Portfolio Managers for the Equity Fund are: Cornerstone Capital Management, Inc., Matrix Asset Advisers, Inc., Pzena Investment Management, LLC, Schneider Capital Management Corporation and TCW Investment Management Company.  The Portfolio Managers for the Growth Fund are TCW Investment Management Company, and M.A. Weatherbie & Co., Inc.

following the effective date of the new Portfolio Management Agreement, and its continuance after such vote is conditioned on approval by the majority vote (as defined in Section 2(a)(42) of the Act) of such shareholders.
3.           The Funds will continue to hold annual meetings of their shareholders, whether or not required to do so by the rules of the New York Stock Exchange or otherwise.
4.           At all times, at least a majority of the Board of each Fund will be Trustees/Directors of a Fund who are not “interested persons” as defined in section 2(a)(19) of the Act, of the Funds or ALPS Advisors (“Independent Trustees/Directors”), and the nomination of new or additional Independent Trustees/Directors will be at the discretion of the then- existing Independent Trustees/Directors.
5.           In the case of a previous Portfolio Management Agreement terminated by an assignment by an investment adviser or a controlling person of the investment adviser in connection with which assignment the investment adviser or a controlling person directly or indirectly receives money or other benefit (“Assignment”), the new Portfolio Management Agreement will comply with rule 15a-4(b)(2) under the Act.  In any other case, each new Portfolio Management Agreement for a Fund will provide for a sub-advisory fee no higher than that provided in that Fund’s existing Portfolio Management Agreements and, except for the provisions relating to shareholder approval referred to in Condition 2 above, will be on substantially the same other terms and conditions as such Fund’s existing Portfolio Management Agreements. In all cases, in the event that the new Portfolio Management Agreement provides for sub-advisory fees at rates less than those provided in the existing Portfolio Management Agreements, the difference will be passed on to the Fund and its shareholders through a corresponding voluntary reduction in the fund management fees payable by the Fund to ALPS Advisors.

6.           A Portfolio Manager will have no affiliation with the Funds or ALPS Advisors other than as Portfolio Manager, and will have no duties or responsibilities with respect to the Funds beyond the investment management of the portion of the Fund’s portfolio assets allocated to it by ALPS Advisors from time to time and related record keeping and reporting.
7.           The Board of each Fund, in addition to approving any new Portfolio Management Agreement in accordance with the requirements of Section 15(c) of the Act, will specifically determine that entering into the new Portfolio Management Agreement in advance of the next regular annual meeting of the shareholders of the Fund and without prior shareholder approval is in furtherance of the multi-management methodology as applied to each Fund’s multi-managed assets and is in the best interests of the Fund and its shareholders.
8.           ALPS Advisors will have responsibility for the general management and investment of each Fund’s assets, subject to oversight by the Fund’s Board.  In particular, ALPS Advisors will (i) provide overall investment programs and strategies for the Funds, (ii) recommend to the Fund Boards investment management firms for appointment or replacement as the Fund’s Portfolio Managers, (iii) allocate and reallocate each Fund’s portfolio assets among the Portfolio Managers, (iv) monitor and evaluate the investment performance of the Portfolio Managers, including their compliance with each Fund’s investment objectives, policies and restrictions, and (v) implement procedures reasonably designed to ensure that the Portfolio Managers comply with each Fund’s investment objectives, policies and restrictions.
9.           The appointment of the new or successor Portfolio Manager will be announced by press release promptly following the Fund’s Board’s action referred to in Condition 7 above, and a notice of the new Portfolio Management Agreement, together with a description of the new or successor Portfolio Manager, will be included in the applicable Fund’s next report to shareholders.
10.           No Director/Trustee or officer of the Funds nor director or officer of ALPS Advisors will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Portfolio Manager, except for (a) ownership of interests in ALPS Advisors or any entity that controls, is controlled by, or is under common control with ALPS Advisors, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Portfolio Manager or controls, is controlled by or is under common control with a Portfolio Manager.
11.           In the case of an Assignment of a Fund’s Portfolio Management Agreement with a Portfolio Manager, ALPS Advisors or the Portfolio Manager (or its successor) will pay the incremental cost of including the proposal to approve or disapprove the new Portfolio Management Agreement in the proxy material for the next annual meeting of the Fund’s shareholders.
Applicants now seek to replace the existing conditions with new conditions due to the Funds’ changed circumstances and the Commission’s policy reflected in other exemptive orders issued to open-end investment companies for substantially identical relief.
II.            AMENDMENT TO EXEMPTIVE RELIEF REQUESTED
Applicants hereby incorporate the representations contained in the application for the Prior Order, as stated above and amended in File No. 812-13327, except for the facts set forth herein.  Applicants seek an amendment to the Prior Order to provide additional relief from the requirements of Section 15(a) of the Act and from certain disclosure requirements to facilitate the selection and retention of Portfolio Managers and make material changes to Portfolio Management Agreements.  Under the requested relief, Applicants will continue to obtain the approval of the Board, including a majority of the Independent Trustees/Directors to make Portfolio Manager Changes, but approval by shareholders of the applicable Fund will not be sought or obtained at the Fund’s next annual meeting.  The relief would be subject to the conditions below, which are the same as the conditions to the multi-manager relief that the Commission has granted to open-end funds, except that Conditions 2, 3 and 12 have been modified to reflect differences in how closed-end funds operate. Consistent with the Commission’s prior orders granting identical relief, these proposed conditions address Section 15(a) concerns with respect to the Portfolio Management Agreement.
If the Commission grants the requested relief, a Fund will be required, as provided in condition 1 below, to obtain shareholder approval of the Fund’s ability to hire and fire Portfolio Managers without shareholder approval before relying on the order requested in this Application.  As required in Condition 2, a Fund will disclose its reliance on the order by placing in a prominent place on its website and in its annual report to shareholders, press releases, and any new registration statements on Form N-2, including those prepared in connection with a rights offering, disclosure regarding the existence, substance and effect of the ability of ALPS Advisors and the Funds to hire, terminate, and replace Portfolio Managers without shareholder approval.
If the requested amendment to the Prior Order is granted, each Portfolio Management Agreement will comply with the provisions of Section 15(a) of the Act, with the exception of the shareholder approval requirement, including that it will: (i) precisely describe the compensation to be paid by ALPS Advisors to the Portfolio

Manager; (ii) continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the Act; (iii) provide, in substance, for the termination at any time without the payment of any penalty, by ALPS Advisors, the Board or shareholders of the Fund on not more than sixty days’ written notice to the Portfolio Manager; and (iv) provide, in substance, for its automatic termination in the event of its Assignment as defined in Section 2(a)(4) of the Act.
Applicants agree that any amended order granting the requested relief shall be subject to the conditions below in lieu of the conditions in the Prior Order.
1.           Before a Fund may rely on the order requested herein, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities as defined in the Act or, in the case of a Fund whose public shareholder purchases shares on the basis of a prospectus containing the disclosure contemplated by Condition 2 below, by the initial shareholder before such Fund’s shares are offered to the public.
2.           A Fund will disclose in a prominent place on its website and in its annual report to shareholders, press releases, and any new registration statements on Form N-2, including those prepared in connection with a rights offering, the existence, substance and effect of any order granted pursuant to the Application.  In addition, each Fund will hold itself out to the public as employing the Manager of Managers Structure.  Each such disclosure made by a Fund will prominently state that ALPS Advisors has the ultimate responsibility, subject to oversight by the Board, to oversee the Portfolio Managers and recommend their hiring, termination and replacement.

3.           The appointment of a new or successor Portfolio Manager will be announced by press release promptly after the Portfolio Manager Change is approved by a Fund’s Board.  A Fund will inform shareholders of a Portfolio Manager Change at least 15 days prior to the effectiveness of the change pursuant to the Modified Notice and Access Procedures.6
4.           ALPS Advisors will not enter into a Portfolio Management Agreement with any Affiliated Portfolio Manager without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.
5.           When a Portfolio Manager Change is proposed for a Fund with an Affiliated Portfolio Manager, the Board, including a majority of the Independent Trustees/Directors, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Advisor or the Affiliated Portfolio Manager derives an inappropriate advantage.
6.           At all times, at least a majority of the Board will be Independent Trustees/Directors, and the nomination of new or additional Independent Trustees/Directors will be placed within the discretion of the then-existing Independent Trustees/Directors.
7.           Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees/Directors. The selection of such counsel will be within the discretion of the then-existing Independent Trustees/Directors.
8.           ALPS Advisors will provide the Board, no less frequently than quarterly, with information about the profitability of ALPS Advisors with respect to each Fund.  The
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6           This term is defined below.

information will reflect the impact on profitability of the hiring or termination of any Portfolio Manager during the applicable quarter.
9.           Whenever a Portfolio Manager is hired or terminated, ALPS Advisors will provide the Board with information showing the expected impact on the profitability of ALPS Advisors.
10.           ALPS Advisors will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets and, subject to review and approval of the Board, will (i) set each Fund’s overall investment strategies; (ii) evaluate, select and recommend Portfolio Managers to manage all or part of a Fund’s assets; (iii) allocate and, when appropriate, reallocate a Fund’s assets among multiple Portfolio Managers; (iv) monitor and evaluate the performance of Portfolio Managers; and (v) implement procedures reasonably designed to ensure that Portfolio Managers comply with a Fund’s investment objective, policies and restrictions.
11.           No director or officer of a Fund, or director or officer of ALPS Advisors, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Portfolio Manager, except for (a) ownership of interests in ALPS Advisors or any entity that controls, is controlled by, or is under common control with ALPS Advisors; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Portfolio Manager or an entity that controls, is controlled by, or is under common control with a Portfolio Manager.

12.           Each Fund will disclose the Aggregate Fee Disclosure,7 as required, in its annual report to shareholders and any new registration statements on Form N-2, including those prepared in connection with a rights offering
13.           In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.
III.           APPLICABLE LAW AND DISCUSSION
     A.   Shareholder Vote
1.           Applicable Law
Section 15(a) of the Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract . . . which has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.”
Section 6(c) of the Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the Act.
Section 2(a)(2) of the Act, in relevant part, defines an “investment adviser” of an investment company as “(A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract

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7       This term is defined below.

with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A).”
Section 15 of the Act applies to situations where, as here, a sub-adviser contracts with an investment adviser to an investment company. Accordingly, Portfolio Managers are deemed to be within the statutory definition of an “investment adviser” and Portfolio Management Agreements with the Portfolio Managers are subject to Sections 15(a) and (c) of the Act to the same extent as the Fund Management Agreement.  Therefore, without the amendment to the Prior Order that Applicants are applying for herein, the Funds would be prohibited from: (i) entering into a new Portfolio Manager Agreement; (ii) materially amending an existing Portfolio Manager Agreement with a Portfolio Manager; and (iii) continuing the employment of an existing Portfolio Manager whose contract had been assigned as a result of a change in “control” of the Portfolio Manager, unless the Fund involved was to incur the costs of obtaining shareholder approval at the Fund’s next annual meeting.
2.           Discussion
Applicants seek an amendment to the Prior Order to permit a Fund and ALPS Advisors to make Portfolio Manager Changes, subject to the approval of the Fund’s Board, including a majority of the Independent Trustees/Directors, without obtaining shareholder approval, as required by Section 15(a) of the Act.  The Applicants believe that the relief sought should be granted by the Commission because (1) ALPS Advisors operates each Fund in a manner that is different from that of conventional investment companies; (2) the relief will benefit shareholders by enabling each Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.
(a)  Necessary or Appropriate in the Public Interest
In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. In the case of a Fund, ALPS Advisors does not normally make the day-to-day investment decisions for the Fund. Instead, ALPS Advisors has established an investment program for each Fund and has selected, supervises, and evaluates the Portfolio Managers that make the day-to-day investment decisions for each Fund. This is a service that ALPS Advisors believes adds value to the investment of each Fund’s shareholders because ALPS Advisors selects Portfolio Managers that ALPS Advisors believe are best suited to manage a Fund in light of the Fund’s objectives and strategies.
From the perspective of the shareholder, the role of the Portfolio Manager is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Portfolio Managers each are charged with the selection of portfolio investments in accordance with a Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to the Fund. Applicants believe that shareholders look to ALPS Advisors when they have questions or concerns about a Fund’s management or investment performance, and will expect ALPS Advisors, subject to the review and approval of the Board, to select the Portfolio Managers that are best suited to achieve the Fund’s investment objective. Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as ALPS Advisors compensates the Portfolio Managers out of the investment management fee or from other Adviser assets. Under the traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation. There is no compelling policy reason why a Fund’s shareholders should be required to approve the relationship between the Fund and a Portfolio Manager when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.
In the absence of an amendment to the Prior Order providing relief from Section 15(a) of the Act, when a new Portfolio Manager is proposed for retention by a Fund, shareholders of that Fund would be required to approve the Portfolio Management Agreement with that Portfolio Manager at the Fund’s next annual meeting. Similarly, if an existing Portfolio Management Agreement were to be amended in any material respect, the shareholders of the affected Fund would be required to approve the change. Moreover, if a Portfolio Management Agreement were “assigned” as a result of a change in control of the Portfolio Manager, the shareholders of the affected Fund would be required to approve retaining the existing Portfolio Manager.  In all these instances, the need for shareholder approval requires the affected Fund to create and distribute proxy materials relating to the approval of the Portfolio Manager, and solicit votes from shareholders on behalf of the Fund, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Portfolio Manager or one whose management team has parted ways with the Portfolio Manager, potentially harmful to the affected Fund and its shareholders.
Applicants believe that permitting ALPS Advisors to perform the duties for which Fund shareholders are paying ALPS Advisors – the selection, supervision and evaluation of the Portfolio Managers – without incurring unnecessary expenses is appropriate and in the interest of each Fund’s shareholders and will allow the Funds to operate more efficiently.  Without the difficulty and expenses associated with obtaining the necessary quorum at a Fund’s next annual meeting, the Funds will be able to replace Portfolio Managers more quickly and at less cost, when the Board, including a majority of the Independent Trustees/Directors, and ALPS Advisors believe that a change would benefit a Fund and its shareholders.
Without the requested relief, if a Fund enters into a new Portfolio Management Agreement, and is not able to obtain a quorum at its next annual meeting to approve the agreement, the Fund would be required to re-allocate the assets managed by the new sub-adviser to an existing Portfolio Manager, which may not have the same capabilities as the new sub-adviser.  Also, in seeking a quorum, the Fund would be likely to incur high proxy solicitation costs that would be passed on to shareholders.8

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8       In 2005, the NYSE reversed its long-standing position that, pursuant to NYSE Rule 452, brokers may use their discretionary authority to vote investment company shares to approve a new investment advisory agreement when beneficial owners of such shares choose not to provide instructions on how the shares should be voted.  As a result of this change, in 2008, when the Growth Fund was required to seek shareholder approval for a new Portfolio Management Agreement, the Fund was unable to establish a quorum and was forced to adjourn, hire a proxy solicitor and continue the solicitation until a quorum

(b)           Consistent with the Protection of Investors
Primary responsibility for management of the Funds’ assets, including the selection and supervision of the Portfolio Managers, is vested in ALPS Advisors, subject to the oversight of the Board.  Each Fund Management Agreement is, and will remain, fully subject to the requirements of Section 15(a) under the Act, including the requirement for approval by shareholders.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Portfolio Managers in ALPS Advisors in light of the management structure of the Fund, as well as the shareholders’ expectation that ALPS Advisors is in possession of information necessary to select the most capable Portfolio Managers.  Within this structure, ALPS Advisors is in the better position to make an informed selection and evaluation of a Portfolio Manager than are individual shareholders. In evaluating the services that a Portfolio Manager will provide to a Fund, ALPS Advisors considers certain information, including, but not limited to, the following:

(1)  the advisory services to be provided by the Portfolio Manager, including the Portfolio Manager’s investment management philosophy and techniques and the Portfolio Manager’s methods to ensure compliance with a Fund’s investment objectives, policies and restrictions;
(2)  a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to a Fund, and the ability of the Portfolio Manager to attract and retain capable personnel;

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and approval were obtained.  The adjournment, proxy solicitor and prolonged solicitation ultimately cost the Fund and its shareholders an additional $75,000.

(3)  reports setting forth the Portfolio Manager’s financial condition and stability; and
(4)  reports setting forth the Portfolio Manager’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Portfolio Manager and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.
In addition, ALPS Advisors and the Board consider the Portfolio Manager’s compensation with respect to the Fund for which the Portfolio Manager will provide portfolio management services.  The Portfolio Manager’s fee directly bears on the amount and reasonableness of ALPS Advisors’ fee payable by a Fund. Accordingly, ALPS Advisors and the Board analyze the fees paid to Portfolio Managers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, ALPS Advisors and the Board consider certain information, including, but not limited to, the following:
(1)           a description of the method of computing the fees and possible alternative fee arrangements, as applicable;
(2)           comparisons of the proposed fees to be paid by a Fund with fees charged by the Portfolio Manager for managing comparable accounts and with fees charged by other organizations for managing other closed- and open-end funds, especially pooled funds and accounts having similar investment objectives; and

(3)           to the extent applicable, data with respect to the expense ratios of a Fund and comparisons with other funds of comparable size.
If the requested relief is granted, shareholders of a Fund will receive adequate information about the Portfolio Managers.  The appointment of a new or successor Portfolio Manager will be announced by press release promptly after the Portfolio Manager Change is approved by a Fund’s Board.  A Fund will inform shareholders of a Portfolio Manager Change at least 15 days prior to the effectiveness of the change pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) no less than 15 days before the effectiveness of a Portfolio Manager Change, a Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement,9 (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, (c) the Fund will maintain the Multi-manager Information Statement on that website for at least 90 days after the effectiveness of the Portfolio Manager Change, and (d) a Fund will file as an exhibit to its Form N-
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9           A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new sub-adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Fund. A Multi-manager Information Statement will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an Information Statement. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

CSR the press release(s) issued in connection with a Portfolio Manager Change during the period covered by the report.
In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Portfolio Managers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and (c) of the Act before entering into or amending Portfolio Management Agreements, other than obtaining shareholder approval.
3.           Consistent with the Policy and Provisions of the Act
Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including Portfolio Management Agreements.10  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of their investment, the new investment adviser should be approved by shareholders.11  The relief sought in this Application is fully consistent with this public policy.
The Fund Management Agreement for each Fund and Portfolio Management Agreements with Affiliated Portfolio Managers (if any) will continue to be subject to the shareholder approval requirement of Section 15(a) of the Act.  In addition, a Fund would seek shareholder approval to make Portfolio Manager Changes without shareholder approval as set forth in Condition 1 above.  A Fund will disclose in a prominent place on
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10       See Section 1(b)(6) of the Act.
11       Hearings on S. 3580 before a Subcomm. of the Senate Comm. On Banking and Currency, 76th Cong. 3d Sess. 253 (1940) (statement of David Schenker).

its website and in its annual report to shareholders, press releases, and any new registration statements on Form N-2, including those prepared in connection with a rights offering, that ALPS Advisors is the primary provider of investment advisory services to the Fund and, if the requested relief is granted, that ALPS Advisors may hire or change Portfolio Managers for the Fund, as appropriate, without shareholder approval and that ALPS Advisors has the ultimate responsibility to oversee Portfolio Managers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of a Portfolio Manager by ALPS Advisors and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  Additionally, if a shareholder of a Fund is dissatisfied with ALPS Advisors’ selection of a Portfolio Manager or a material change in a Portfolio Management Agreement, the shareholder may sell the shareholder’s shares.
     B.           Portfolio Management Fees
1.           Applicable Law
Form N-2 is the registration statement used by closed-end investment companies. Item 20(1)(c)(1) of Form N-2 requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser . . . under the investment advisory contract for the last three fiscal years.”
Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year.  Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Fund to disclose the fees paid to a Portfolio Manager in connection with a Portfolio Management Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.
Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Fund’s financial statements to disclose information concerning fees paid to a Portfolio Manager, the nature of a Portfolio Manager’s affiliations, if any, with ALPS Advisors, and the names of any Portfolio Manager accounting for 5% or more of the aggregate fees paid to ALPS Advisors.
For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the Act, to the extent described herein, to permit each Fund to disclose (as a dollar amount and a percentage of a Fund’s net assets) only (i) the aggregate fees paid to ALPS Advisors and any Affiliated Portfolio Managers, and (ii) the aggregate fees paid to Portfolio Managers other than Affiliated Portfolio Managers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees paid to each Portfolio Manager pursuant to Item 20(1)(c)(1) of Form N-2, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act, and Section 6-07(2)(a), (b) and (c) of Regulation S-X.  If a Fund employs an Affiliated Portfolio Manager, the Fund will provide separate disclosure of any fees paid to such Affiliated Manager.

2.           Discussion
Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act, and should be granted for the following reasons: (1) ALPS Advisors operates the Funds using the services of one or more Portfolio Managers in a manner different from that of traditional investment companies such that disclosure of the fees that ALPS Advisors pays to each Portfolio Manager will not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Funds to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.
As noted above, ALPS Advisors operates the Funds in a manner different from a traditional investment company. By investing in a Fund, shareholders are hiring ALPS Advisors to manage the Fund’s assets by evaluating, monitoring and recommending Portfolio Managers and allocating assets of the Fund among Portfolio Managers rather than by hiring its own employees to manage the assets directly. ALPS Advisors, under the supervision of the Board, is responsible for overseeing the Portfolio Managers and recommending their hiring, termination and replacement. In return, the Adviser receives an advisory fee from each Fund. Disclosure of the individual fees that ALPS Advisors or a Fund would pay to a Portfolio Manager does not serve any meaningful purpose since investors pay ALPS Advisors to monitor, evaluate and compensate each Portfolio Manager. Indeed, in a more conventional arrangement, the fees negotiated between ALPS Advisors and the Portfolio Managers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser.  In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of a Fund, the shareholders will have chosen to employ ALPS Advisors and to rely upon ALPS Advisors’ expertise in monitoring the Portfolio Managers, recommending the Portfolio Managers’ selection and termination (if necessary), and negotiating the compensation of the Portfolio Managers. There are no policy reasons that require shareholders of the Funds to be told an individual Portfolio Manager’s fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries.12
The requested relief would benefit shareholders of the Funds because it would improve ALPS Advisors’ ability to negotiate the fees paid to Portfolio Managers. ALPS Advisors’ ability to negotiate with the various Portfolio Managers would be adversely affected by public disclosure of fees paid to each Portfolio Manager. If ALPS Advisors is not required to disclose the Portfolio Managers’ fees to the public, ALPS Advisors may
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12           The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, closed-end fund is required to include in a statement of additional information (“SAI”), among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund, any SAI will describe the structure and method used to determine the compensation received by portfolio managers employed by a Portfolio Manager. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Fund, an SAI will describe the structure of, and method used to determine, the compensation received by a Portfolio Manager.

be able to negotiate rates that are below a Portfolio Manager’s “posted” amounts. Moreover, if one Portfolio Manager is aware of the advisory fee paid to another Portfolio Manager, the Portfolio Manager is unlikely to decrease its advisory fee below that amount. The relief will also encourage Portfolio Managers to negotiate lower Portfolio Management fees with ALPS Advisors if the lower fees are not required to be made public.
IV.           PRECEDENTS FOR RELIEF
Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) have been granted previously by the Commission to open-end funds.  See, e.g., Advisors Series Trust and Orinda Asset Management, LLC, Release No. 30043 (April 23, 2012) (notice) and 30065 (May 31, 2012) (order); Domini Social Investment Trust, Domini Social Investments LLC, Release No. 29984 (March 21, 2012) and 30035 (April 17, 2012) (order); Investment Managers Series Trust, et al., Release No. 29787 (September 13, 2011) (notice) and 29833 (October 12, 2011) (order); Pax World Funds Series Trust, et al., Release No. 29751 (August 10, 2011) (notice) and 29783 (September 7, 2011) (order); Sterling Capital Funds, et al., Release No. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); and Simple Alternatives, LLC, et al., Release No. 29616 (March 24, 2011) (notice) and 29629 (April 19, 2011) (order).
WHEREFORE, Applicants request that the Commission amend the order referred to above as set forth in this Application.
V.           PROCEDURAL MATTERS RELATING TO THIS APPLICATION
All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board of the Funds are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act, and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application. Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is 1290 Broadway, Suite 1100, Denver, Colorado 80203, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.
VI.           CONCLUSION
For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the Act.
[Signature Page follows]

LIBERTY ALL-STAR® EQUITY FUND
LIBERTY ALL-STAR® GROWTH FUND, INC.

/s/ Tané T. Tyler
By: Tané T. Tyler
Title: Secretary

Dated: June 30, 2012

ALPS ADVISORS, INC.

/s/ Tané T. Tyler
By: Tané T. Tyler
Title: Secretary

Dated: June 30, 2012

EXHIBIT INDEX

The following materials are made part of the Application and are attached hereto:

Exhibit A	Resolutions

Exhibit B	Verifications

Exhibit A

Resolutions of the Board of Trustees/Directors

At a meeting held on June 20, 2012, the Board of each Fund unanimously adopted the following resolution authorizing the filing of this Application on behalf of each Fund, which resolution remains in full force and effect:

VOTED: FURTHER VOTED:
That any officer of ALPS Advisors, Inc. (“ALPS Advisors”) be, and each of them acting singly hereby is, authorized in the name and on behalf of ALPS Advisors to prepare, execute, and file with the Securities and Exchange Commission an application or applications and any exhibits and amendments thereto (the “Application”) for ALPS Advisors pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an amendment to an order granting exemptions from the provisions of Section 15(a) of the Act and certain disclosure requirements under various rules and forms to permit ALPS Advisors, subject to overall supervision of the Board, to enter into and terminate Portfolio Management Agreements with Portfolio Managers; and to take any and all actions as any such officer of ALPS Advisors shall deem necessary or appropriate to conduct ALPS Advisors’ business.

That any officer of ALPS Advisors be, and each of them acting singly hereby is, authorized to execute and cause to be filed the Application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable, or appropriate to the implementation and performance of the preceding vote and the matters contemplated therein, their execution thereof to be conclusive evidence of such approval.

Exhibit B

Verifications of the Liberty All-Star® Equity Fund,
the Liberty All-Star® Growth Fund, Inc. and ALPS Advisors, Inc.

The undersigned, being duly sworn, deposes and says that he/she has duly executed the attached Application dated June 30, 2012 for and on behalf of Liberty All-Star® Equity Fund, a Massachusetts business trust, and Liberty All-Star® Growth Fund, Inc., a Maryland corporation; that he/she is Secretary of such trust or such corporation; and that all actions by shareholders, directors/trustees and other bodies necessary to authorize deponent to execute and file this Application have been taken. Deponent further says that he/she is familiar with such instrument, and the contents thereof and the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Tané T. Tyler
By: Tané T. Tyler

The undersigned, being duly sworn, deposes and says that he/she has duly executed the attached Application dated June 30, 2012 for and on behalf of ALPS Advisors, Inc., a Colorado corporation; that he/she is Secretary of such corporation; and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file this Application have been taken. Deponent further says that he/she is familiar with such instrument, and the contents thereof and the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Tané T. Tyler
By: Tané T. Tyler
Title: Secretary